News

For Immediate Release
BMO Appoints Don M. Wilson III to its Board of Directors
TORONTO, March 28, 2008 — Bank of Montreal today announced the appointment of Don M. Wilson III to its board of directors.
Mr. Wilson retired from JP Morgan Chase & Co. (“JP Morgan”) in 2006 as chief risk officer with responsibility for credit, equity, market, and operational risk globally. He was also a member of JP Morgan’s Executive Committee and Operating Committee.
“We are pleased to welcome Don to the Board of Directors,” said David Galloway, chairman of the board, Bank of Montreal. “He is a superbly qualified individual, who brings a broad competence in financial markets and all aspects of risk management. I am confident that Don’s wealth of experience in financial institutions globally will serve the Bank well.”
Mr. Wilson graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (MBA). He joined Chemical Bank in 1973. He was promoted to vice president in 1979 and, from 1982 to 1985, he was Chemical Bank’s regional manager in San Francisco for corporate banking in the western United States. Between 1985 and 1987, Mr. Wilson was based in Tokyo, where he was responsible for Chemical Bank’s activities in Japan and East Asia. From 1988 to 1991, Mr. Wilson was Chemical Bank’s general manager for London and regional manager for Europe and the Middle East, with responsibility for Chemical Bank’s activities in those markets. He also headed the Global Trading Division at both Chemical Bank (1991 to 1996) and The Chase Manhattan Bank (1996 to 2001). Prior to his appointment as chief risk officer at JP Morgan in 2003, he was co-head of JP Morgan’s Credit & Rates Division, with responsibility globally for derivatives, syndicated loans, bonds, structured products, emerging markets, government securities, and foreign exchange.
Mr. Wilson, a native of Ravenna, Ohio, is a vice chairman of the Harvard College Fund; an overseer at Tuck School and chairman of Tuck Annual Giving; a director of Goodwill Industries of Greater New York and Northern New Jersey, Inc.; a member of the Council on Foreign Relations, Inc.; and a member of the Museum & Archives Committee of the United States Golf Association.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of $376.8 billion as at January 31, 2008, and more than 36,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. BMO also serves personal and commercial clients in the United States through Chicago-based Harris, an integrated financial services organization that provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
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For News Media Enquiries
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1873
Laurie Grant, Vancouver, laurie.grant@bmo.com, (604) 665-7596
For Investor Relations Enquiries
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, Krista.white@bmo.com, (416) 867-7019
Internet: www.bmo.com